UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


February 1, 2008


Robert Zysblat, President
Propalms, Inc.
The Maltings Castlegate, Unit 7
Malton, N. Yorkshire
United Kingdom  Y017 7DP

Re:	Registration Statement on Form 10-SB/A
	Filed January 16, 2008
	File No. 000-52980


Dear Mr. Zysblat:

We have limited our review of the above referenced filings to the matters addressed by the following comments. We think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2.  Management's Discussion and Analysis or Plan of Operation
------------------------------------------------------------------

Cautionary Statement Identifying Important Factors
--------------------------------------------------

1. We note your reference to the "safe harbor" provisions of the Private Securities Litigations Reform Act of 1995 in connection with your forward looking statement information. Please delete the reference or modify your disclosure to clarify that the safe harbor is not applicable to the statements included in this registration statement. See paragraphs (a)(1) and (b)(1)(C) of Section 21E of the Securities Exchange Act of 1934.

Propalms Response:  All references deleted.


Item 5. Directors, Executive Officers, Promoters and Control Persons
--------------------------------------------------------------------

General
-------

2. Modify your disclosures to identify the person serving as your Controller/Chief Financial Officer and provide background and compensation information as appropriate.

Propalms Response: Disclosures have been revised naming President Robert Zysblat as also Chief Financial Officer. Appropriate compensation information has been revised.


Background of Directors and Executive Officers
----------------------------------------------

3. Please provide dates for the employment history of your director, Nakul Sood.

Propalms Response: Disclosures have been added stating the employment history of Director Sood.


Item 6.  Executive Compensation
-------------------------------

4. The table presented under this heading does not conform to the current requirements of paragraph (b) of Item 402 of Regulation S-B. Please revise your disclosure to include the required disclosure. Among other matters, the summary compensation table must provide a total column. For details regarding the changes to Items 402 and 404 of Regulation S-B, see Commission Release No. 33-8732A.

Propalms Response: Appropriate compensation disclosures have been added in a tabular format.


5. Please update your executive compensation section to provide disclosure for the fiscal years ended January 31, 2007 and January 31, 2008. In this regard, your revised disclosures should include, but not be limited to the following:
a. Provide an updated summary compensation table to disclose compensation consistent with the disclosure provided in Note 12 of the Consolidated Financial Statement; and
b. Disclose whether you have granted any equity compensation and, if so, provide the required narrative and tabular disclosures;

Propalms Response: Tabular compensation disclosures have been added. Disclosure added stating that no equity compensation was granted during the two year periods included in the registration period.


Employment Agreements
---------------------

6. Please submit the employment agreements with your executive officers as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-B.

Propalms Response:  Employment agreements for CEO Owen Dukes and
President/CFO Robert Zysblat have been filed as Exhibits 99.13.


Consolidated Financial Statements
---------------------------------

Consolidated Statements for the Three and Nine Months Ended October 31, 2007
----------------------------------------------------------------------------

7. We note that you have attached interim financial statements as exhibits to this filing. Financial statements should not be presented as exhibits. Please include your financial statements for the period ended October 31, 2007 in Part F/S of the filing. You may achieve this either by integrating the financial statements or by presenting the financial statements for the period ended October 31, 2007 following the presentation of the financial statements previously provided.

Propalms Response:  The financial statements for the period ended
October 31, 2007 have been added following the presentation of the financial statements previously provided.


REGISTRANT ACKNOWLEDGEMENT
--------------------------

We acknowledge that:

 a. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

 b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   /s/ Robert Zysblat
   ------------------			Date: February 8, 2008
   Robert Zysblat
   President and CFO